UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

YEARS ENDED DECEMBER 31, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PLAN ADMINISTRATOR

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Farmers National Bank 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI & CO.

/s/ Skoda Minotti & Co.

Cleveland, Ohio

June 21, 2016

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	2015	2014
INVESTMENTS, AT FAIR VALUE
Non-interest-bearing cash	$31,871	$27,309
Registered investment companies	20,744,025	15,139,124
Farmers National Banc Corp. Common Stock	471,790	255,612

	21,247,686	15,422,045

FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT AT CONTRACT VALUE	1,304,752	723,421

RECEIVABLE
Notes receivable from participants	12,224	7,739

	22,564,662	16,153,205

LIABILITY
Corrective distributions payable	(15,240)	(34,094)

NET ASSETS AVAILABLE FOR BENEFITS	$22,549,422	$16,119,111

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income
Net appreciation in fair value of investments	$—	$427,178
Interest and dividends	770,026	647,148

	770,026	1,074,326

Other income	96	181

Contributions
Participants'	1,293,824	1,091,359
Companies'	431,559	336,474
Rollovers	4,284,814	—

	6,010,197	1,427,833

Transfer of assets into the Plan	1,904,838	—

Total additions	8,685,157	2,502,340

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Net depreciation in fair value of investments	928,623	—
Benefits paid to participants	1,326,223	1,637,088

Total deductions	2,254,846	1,637,088

NET INCREASE	6,430,311	865,252

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	16,119,111	15,253,859

END OF YEAR	$22,549,422	$16,119,111

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company, Farmers National Insurance LLC and National Associates Inc. (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

During 2015, Farmers National Bank of Canfield acquired First National Bank of Orrville and 1st National Community Bank. Effective at various dates throughout 2015, the employees of the acquisitions were able to participate in the Plan. The participant account balances from the 1st National Community Bank Defined Contribution Plan were liquidated and received by the Plan in November 2015 and has been recorded as transfer of assets into the Plan in the accompanying 2015 statement of changes in net assets available for benefits. The First National Bank 401(k) Retirement and Savings Plan was terminated and participants could choose to rollover their balances into the Plan. During the year ended December 31, 2015, $4,222,868 was rolled into the Plan from the First National Bank 401(k) Retirement and Savings Plan and has been included in rollover contributions in the accompanying 2015 statement of changes in net assets available for benefits.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 90 days of service. Plan entry dates are January 1st, April 1st, July 1st and October 1st following the date of eligibility.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or Roth contributions, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that the participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $431,559 and $336,474 for the Plan years ended December 31, 2015 and 2014, respectively. During the years ended December 31, 2015 and 2014, the Companies did not make any discretionary contributions, QNEC, or QMAC.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeitures

Forfeited nonvested accounts totaled $31,871 and $27,309 at December 31, 2015 and 2014, respectively. Forfeitures may be used to reduce the Companies’ matching contributions to the Plan, restore participants’ forfeitures, be added to the Companies’ matching contributions or used to offset Plan expenses as defined by the Plan document. During 2015 and 2014, forfeitures of $6,112 and $22,843, respectively, were used to reduce the Companies’ matching contributions, and no forfeitures were reallocated to participants in the Plan.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a fund that holds guaranteed investment contracts (GICs). This fund meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value, as reported to the Plan by EMJAY Corporation, the custodian of the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

The Plan’s registered investment companies and Farmers National Banc Corp. Common Stock (including gains and losses on investments purchased and sold, as well as held during the year) (depreciated) appreciated in value by ($928,623) and $427,178 during the years ended December 31, 2015 and 2014, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. During the years ended December 31, 2015 and 2014, administrative expenses were paid by the Companies.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Companies evaluated subsequent events through June 21, 2016, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income of $96 and $181 for 2015 and 2014 respectively, has been recorded as other income in the accompanying Statements of Changes in Net Assets Available for Benefits.

Reclassifications

Certain reclassifications have been made to the 2014 financial statements to conform with the 2015 financial statement presentation. Such reclassifications had no effect on changes in net assets available for benefits as previously reported.

3.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (continued)

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Non-interest-bearing cash – Valued at cost, which equals fair value.

Registered investment companies and common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Total
Non-interest-bearing cash	$31,871	$31,871
Registered investment companies	20,744,025	20,744,025
Common stock	471,790	471,790

Total assets at fair value	$21,247,686	$21,247,686

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Total
Non-interest-bearing cash	$27,309	$27,309
Registered investment companies	15,139,124	15,139,124
Common stock	255,612	255,612

Total assets at fair value	$15,422,045	$15,422,045

4.	GUARANTEED INVESTMENT CONTRACT

The Plan is invested in the Federated Capital Preservation Fund (the Fund), a fully benefit-responsive investment contract through Federated Investors, Inc. The Fund invests primarily in stable value products, such as traditional guaranteed investment contracts (GICs), separate account GICs, and synthetic GICs.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The contract held by the Plan is considered a traditional investment contract.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1.77%. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	GUARANTEED INVESTMENT CONTRACT (continued)

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of plan sponsor or other plan sponsor events (for example, divestitures or spinoff of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer.

Certain events limit the ability of the Plan to transact at contract value, allow the issuer to terminate the contract, or require the Plan sponsor to settle at an amount different than the contract value. Such events include the following: (1) mergers, (2) mass layoffs, (3) Plan terminations, (4) implementation of early retirement incentive programs, or (5) other events within the control of the Fund or Plan sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GICs. The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Distributions to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

5.	TAX STATUS

The Companies adopted a Prototype Non-Standardized Profit Sharing Plan, which received a favorable opinion letter from the Internal Revenue Service (IRS) on March 31, 2014, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Additionally, prior to March 31, 2014, the Plan was operating under a favorable opinion letter dated March 31, 2008. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies and a common collective trust managed by Federated Investors, Inc. (Federated). Federated is related to the Record Keeper of the Plan, Great West, and is related to EMJAY Corporation, the custodian. Since these parties are related, these transactions are considered party-in-interest transactions.

During 2015, the Plan purchased 25,203 shares and sold 956 shares of Farmers National Banc Corp. Common Stock. The Plan holds 54,859 shares of Farmers National Banc Corp. Common Stock at December 31, 2015 with a cost basis of $429,411. During 2014, the Plan purchased 27,385 shares and sold 84 shares of Farmers National Banc Corp. Common Stock. The Plan held 30,612 shares of Farmers National Banc Corp. Common Stock at December 31, 2014 with a cost basis of $228,785. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income on Company common stock of $5,033 and $2,766, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded appreciation on Company common stock of $16,063 and $26,164, respectively.

8.	CORRECTIVE DISTRIBUTIONS PAYABLE

In order to pass the 2015 and 2014 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amount for 2015 was $15,240 and was distributed on March 1, 2016. The calculated amount for 2014 was $34,094 and was distributed on various dates in 2015. These amounts have been included as a corrective distributions payable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2015 and 2014.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	CHANGE IN ACCOUNTING PRINCIPLE

For the year ended December 31, 2015, Plan management has elected to adopt the provisions of ASU No. 2015-12 – Plan Accounting: Defined Contributions Plans (Topic 962), which reduces the complexity of Plan investment disclosures. Under the update, the Plan may present investments measured using fair value aggregated by general type, rather than present detailed categories under each general type. In addition, the Plan is no longer required to separately present those investments that represent 5% of more of Plan net assets. The Plan also is no longer required to report the adjustment of fair value to contract value on the Statement of Net Assets Available for Benefits. The updated disclosures have been applied as of and for the years ended December 31, 2015 and 2014 and have no effect on the changes in net assets as previously reported.

11.	RECONCILIATION TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$22,549,422	$16,119,111

Plus (less): Adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive investment contracts	(2,609)	2,170

Net assets available for benefits per the Form 5500	$22,546,813	$16,121,281

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

11.	RECONCILIATION TO THE FORM 5500 (continued)

The following is a reconciliation of investment income per the financial statements for the years ended December 31, 2015 and 2014 to the Form 5500:

	2015	2014

Investment income (loss) per the financial statements	$(158,597)	$1,074,326

Plus: Other income per the financial statements	96	181

Plus (less): Current year adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive contracts	(2,609)	2,170

Less: Prior year adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive contracts	(2,170)	(2,104)

Investment income per the Form 5500	$(163,280)	$1,074,573

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Non-interest-bearing cash		$31,871
	Registered investment companies
	American Century Value Fund	83,424 shares	633,188
	American Funds AMCAP Fund	81,856 shares	2,147,095
*	Federated Government Obligations Fund	1,056,424 shares	1,056,424
*	Federated High Yield Bond Fund	25,319 shares	230,151
*	Federated Total Return Bond Fund	181,131 shares	1,929,055
*	Federated U.S. Government Securities Fund	6,181 shares	67,501
*	Federated Ultrashort Bond Fund	15,996 shares	144,928
	Fidelity Advisor Real Estate Fund	6,562 shares	150,598
	Goldman Sachs Mid Cap Value Fund	22,453 shares	745,689
	Goldman Sachs Small/Mid Cap Growth Fund	29,452 shares	597,886
	Oppenheimer Developing Markets Fund	8,605 shares	261,617
	Oppenheimer International Growth Fund	42,885 shares	1,547,306
	Oppenheimer Main Street Fund	2,684 shares	115,578
	RS Global Natural Resources Fund	3,155 shares	48,411
	T. Rowe Price Retirement 2010 Fund	2,607 shares	44,015
	T. Rowe Price Retirement 2015 Fund	16,874 shares	230,840
	T. Rowe Price Retirement 2020 Fund	39,517 shares	778,106
	T. Rowe Price Retirement 2025 Fund	43,359 shares	648,225
	T. Rowe Price Retirement 2030 Fund	70,278 shares	1,532,774
	T. Rowe Price Retirement 2035 Fund	17,138 shares	270,616
	T. Rowe Price Retirement 2040 Fund	19,254 shares	434,756
	T. Rowe Price Retirement 2045 Fund	16,510 shares	250,298
	T. Rowe Price Retirement 2050 Fund	1,896 shares	24,156
	T. Rowe Price Retirement 2055 Fund	11,500 shares	146,170
	Vanguard 500 Index Fund	22,237 shares	4,191,409
	Vanguard Mid Cap Index Fund	15,110 shares	495,463
	Vanguard Small Cap Index Fund	38,125 shares	2,021,770

	Balance to next page		20,775,896

*	Parties-in-interest

See the Independent Auditors' Report.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Balance from prior page		$20,775,896
*	Farmers National Banc Corp. Common Stock	54,859 shares	471,790
	Fully benefit-responsive investment contract
*	Federated Capital Preservation Fund	130,475 shares	1,302,143
*	Notes receivable from participants	Interest rates of 3.25% – 4.25% with various maturities through 2020	12,224

			$22,562,053

*	Parties-in-interest

See the Independent Auditors' Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Farmers National Bank 401(k)
Retirement Savings Plan

/s/ Mark A. Nicastro
Mark A. Nicastro
Director of Human Resources
Farmers National Banc Corp.
June 21, 2016

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Skoda Minotti, independent registered public accounting firm for the Farmers National Bank 401(k) Retirement Savings Plan (filed herewith).